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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                Amendment No. 2
                                       to
                                 SCHEDULE 14D-9

                               ----------------

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                    PLATINUM technology International, inc.
                           (Name of Subject Company)

                    PLATINUM technology International, inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.001 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   72764T101
                     (CUSIP Number of Class of Securities)

                              ANDREW J. FILIPOWSKI
                     President and Chief Executive Officer
                             1815 South Meyers Road
                        Oakbrook Terrace, Illinois 60181
                                 (630) 620-5000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:
                                 ARTHUR W. HAHN
                                MATTHEW S. BROWN
                             Katten Muchin & Zavis
                                   Suite 1600
                             525 West Monroe Street
                          Chicago, Illinois 60661-3693
                                 (312) 902-5200

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                                  INTRODUCTION

   PLATINUM technology International, inc. ("PLATINUM") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, amended on April 13, 1999 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by HardMetal, Inc., a wholly-owned subsidiary of Computer Associates International, Inc., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

Item 5. Persons Retained, Employed or to be Compensated.

   Item 5 of the Schedule 14d-9 is hereby amended and supplemented by adding the following text thereto:

   CSFB has consented to PLATINUM's use of the CSFB Opinion, previously attached as Annex B, and the use of the CSFB name in the Schedule 14d-9. CSFB's consent was previously filed as Exhibit 8 to the Schedule 14d-9.

Item 8. Additional Information to be Furnished.

   Item 8 of the Schedule 14d-9 is hereby amended and Supplemented by adding the following text thereto:

   On April 15, 1999, Computer Associates and PLATINUM issued a press release attached hereto as Exhibit 13. The information set forth in the press release is incorporated herein by reference.

Item 9. Materials to be Filed as Exhibits.

   Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

   Exhibit 13 Press Release dated April 15, 1999


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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PLATINUM technology, International, inc.

                                     By: /s/ Andrew J. Filipowski
                                     Name: Andrew J. Filipowski
                                     Title: President, Chairman and Chief
                                      Executive Officer

Dated: April 16, 1999

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                                 EXHIBIT INDEX

   Except as noted below, the following Exhibits have been previously filed in connection with this Schedule 14D-9.

  Exhibit
  Number   Description
  -------  -----------
  1        Merger Agreement

  2        Agreement, dated March 29, 1999, among HardMetal, Inc., Andrew
           J. Filipowski, Paul L. Humenansky and Michael Cullinane, granting certain option and proxy rights.

  3        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Andrew J. Filipowski.

  4        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Michael Cullinane.

  5        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Paul L. Humenansky.

  6        Rights Agreement Amendment

  7        Opinion of Credit Suisse First Boston Corporation, dated March
           28, 1999 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)

  8        Consent of Credit Suisse First Boston Corporation

  9        Press Release of the Company and Computer Associates, issued
           March 29, 1999

 10        Confidentiality Agreement dated March 24, 1999 between
           Computer Associates and the Company

 11 Letter dated April 5, 1999 from Andrew J. Filipowski to the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)

 12        Annex III to the Merger Agreement

 13        Press release dated April 15, 1999*

--------
*  Filed herewith

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                                                                 Exhibit No. 13

   Justice Department Requests Further Information Concerning Acquisition of Platinum technology International inc., by Computer Associates International, Inc.

   ISLANDIA, N.Y., & OAKBROOK TERRACE, Ill.--(BUSINESS WIRE)--April 16, 1999-- Computer Associates International, Inc. (NYSE: CA) and Platinum technology International inc. (NASDAQ: PLAT) announced today that the Antitrust Division of the United States Department of Justice (DOJ) has requested additional information and documents in connection with the DOJ's review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the $29.25 per share tender offer by HardMetal, Inc., a wholly-owned subsidiary of Computer Associates International, Inc., for all outstanding shares of common stock of Platinum technology International inc. ("Platinum").

   The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 29, 1999, unless the offer is extended. Computer Associates and Platinum intend to respond to the request as promptly as possible.

   Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 13,000 employees and had revenue of $5.1 billion in calendar year 1998.

   For more information about CA, please call 516-342-5224 or email info@cai.com. CA's World Wide Web address is www.cai.com.

   All referenced product names are trademarks of their respective companies.

   CONTACT: Computer Associates International, Inc., Islandia
        Doug Robinson, Investor Relations
        (516) 342-2745
        dougr@cai.com

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